

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2017

Mail Stop 4720

<u>Via E-mail</u>
Alexander C. Frank
Chief Financial Officer
Fifth Street Asset Management Inc.
777 West Putnam Avenue, 3rd Floor
Greenwich, CT 06830

> **Re: Fifth Street Asset Management Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **File No. 001-36701**

Dear Mr. Frank:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Hugh West

                    Hugh West
                    Accounting Branch Chief
                    Office of Financial Services